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                  DYNAMICWEB TO MERGE WITH eB2B COMMERCE, INC.

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     $15 MILLION TO BE INFUSED IN DYNAMICWEB UPON COMPLETION OF TRANSACTION

FAIRFIELD, NJ, November 11, 1999 -- DynamicWeb Enterprises, Inc. (OTC BB: DWEB), an Internet business-to-business e-commerce enabler, today announced that it had entered into a binding Letter Agreement to merge with eB2B Commerce, Inc. (eB2B.com), a privately held company also engaged in business-to-business e-commerce. The merger is subject to customary conditions including shareholder approval of both companies and due diligence.

     In the transaction, DynamicWeb will issue the equivalent of approximately 25 million of its common shares in exchange for all of the outstanding securities of eB2B.com. As part of the transaction, eB2B.com will infuse $15 million into the merged company upon closing of the transaction. This will result in approximately 30 million shares outstanding in the merged company. DynamicWeb will change its name to "eB2B Commerce, Inc." Peter J. Fiorillo, CEO and President of eB2B.com, will become CEO and President of the merged company while Steve Vanechanos, current CEO and President of DynamicWeb, will become the Chief Technology Officer.

     Commenting on the merger, Mr. Fiorillo stated, "eB2B.com has chosen to merge with DynamicWeb because it saw an opportunity to leverage its internet based business-to-business transaction processing trading networks with DynamicWeb's existing customer base. The

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merger, together with the $15 million private placement we are currently pursuing through Commonwealth Associates acting as Placement Agent, will enable us to better exploit our first-to-market advantage. With DynamicWeb's experience, resources and technology, we believe we are in a better position to serve our existing and targeted customers."

     Mr. Vanechanos stated, "The products and services developed and provided by DynamicWeb offer a complimentary link between the thousands of retailers and manufacturers currently pursued by eB2B.com. DynamicWeb presently utilizes internet based EDI technology to process transactions between buyers and sellers. I think the combined companies, with the capital to be provided by the $15 million private placement, will be better prepared to take


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DYNAMICWEB/2


advantage of the huge market opportunity available to process transactions between retailers and manufacturers over the internet."

     Brian Lantier, Senior Analyst at Commonwealth Associates, stated, "Small retailers and vendors that comprise the last mile in the retail supply chain have not yet capitalized on the many e-commerce efficiencies achieved by their larger counterparts. Large retailers and vendors have utilized electronic data interchange (EDI) to improve order flow and transaction processing, but the complicated and expensive implementation of EDI systems prevented adoption of the technology by small retailers and vendors. The merger of DynamicWeb and eB2B.com creates a company that will enable 100% e-commerce for the entire retail supply chain by lowering implementation costs to the price of a PC and Internet access."

ABOUT eB2B.COM

     eB2B.com is an internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the internet. Through its eB2B system, retailers and manufacturers can conduct real-time interactive business transactions such as product ordering, inventory management, shipping and billing, and customer service.

     For more information on eB2B.com, visit their website at eB2B.com, or contact Michael Jacobsen, Director of Corporate Communications, at 212-8680920 or mike@eB2B.com.

ABOUT DYNAMICWEB ENTERPRISES, INC.:

     DynamicWeb is a leading business-to-business electronic commerce enabler. It provides Internet services and software for enabling business-to-business electronic commerce. DynamicWeb's EDIxchangeBuy provides an Internet-based electronic commerce solution for Fortune 1000 companies that expands EDI participation and compliance with their suppliers, including such companies as Southern New England Telephone, GTE Supply, Linens & Things, and Rite Aid Corporation. DynamicWeb also provides EDIxchangeOutsource, a complete turnkey EDI outsourcing service. For more information, visit the Company's website at http://www.dynamicweb.com.






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DYNAMICWEB/3


     Commonwealth Associates has provided the primary venture financing for companies such as iMall, an e-commerce enabler that was acquired earlier this year by Excite At Home for over $500 million, and Futurelink (OTC BB: FLNK), a leading application service provider with a market capitalization over $1 billion, as well as other technology and internet companies.